UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-16485

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KRISPY KREME DOUGHNUT CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KRISPY KREME DOUGHNUTS, INC.
370 KNOLLWOOD STREET, SUITE 500
WINSTON-SALEM, NC 27103

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Index
December 31, 2007 and 2006

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits
December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4-9

Supplemental Schedules*

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007	10

Schedule G, Financial Transaction Schedules
December 31, 2007	11

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Krispy Kreme Doughnut Corporation
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Krispy Kreme Doughnut Corporation Retirement Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) at December 31, 2007 and Financial Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As more fully described in Note 1 to the financial statements, contributions to the Employer Stock Fund were suspended effective November 2005. In addition, the Company merged the Krispy Kreme Profit-Sharing Stock Ownership Plan into the Plan effective June 1, 2007, as described in Note 1.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 27, 2008

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Cash and cash equivalents	$21,159	$26,136
Investments, at fair value (Note 3)	28,579,343	24,462,718
Contributions receivable
Employer	9,089	9,717
Employee	23,301	24,793
	32,390	34,510

Litigation settlement receivable (Note 7)	262,098	—

Total assets, at fair value	28,894,990	24,523,364

Liabilities
Excess contributions due to participants	74,513	78,573
Net assets, at fair value	28,820,477	24,444,791

Adjustment from fair value to contract value for
interest in a collective trust relating to fully
benefit-responsive investment contracts (Note 2)	(52,258)	84,383
Net assets available for plan benefits	$28,768,219	$24,529,174

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Contributions
Employer	$823,727	$905,723
Employee	2,161,018	2,189,900
Rollovers	10,943	179,096
	2,995,688	3,274,719
Investment income
Interest and dividends	1,549,623	1,017,377
Net appreciation (depreciation) in fair value of investments	(2,668,514)	1,357,951
	(1,118,891)	2,375,328

Litigation settlements (Note 7)	3,735,855	-

Merger of the Krispy Kreme Profit-Sharing
Stock Ownership Plan net assets (Notes 1 and 7)	3,528,229	-

Total additions	9,140,881	5,650,047
Deductions from net assets attributed to:
Benefits paid to participants	4,819,105	2,509,558
Administrative expenses	82,731	55,083
Total deductions	4,901,836	2,564,641
Net increase in net assets	4,239,045	3,085,406
Net assets available for plan benefits:
Beginning of year	24,529,174	21,443,768
End of year	$28,768,219	$24,529,174

The accompanying notes are an integral part of these financial statements.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.	Description of the Plan

The following description of the Krispy Kreme Doughnut Corporation (the “Company”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established under section 401(k) of the Internal Revenue Code (“IRC”) which allows voluntary contributions by participants. The Plan is available to employees of the Company who have met certain age and service requirements. The Plan administrator and management of the Company believe that the Plan conforms with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee
Branch Banking and Trust Company (the “Trustee”) is trustee and recordkeeper of the Plan.

Administration
The Plan administrator is the Company.

Retirement
The normal retirement date is the day on which a participant attains the age of 65.

Plan Merger
On June 1, 2007, the Company merged the Krispy Kreme Profit-Sharing Stock Ownership Plan (the “KSOP”) into the Plan in connection with the settlement of certain litigation discussed in Note 7.

Contributions
Participants may make pretax salary reduction contributions to the Plan through payroll deductions not to exceed 100% of their eligible compensation, which consists of annual base salary plus the amount of any bonus or incentive award, up to the annual Internal Revenue Service (“IRS”) dollar limits. Participants may also make salary reduction contributions of up to 15% of their eligible compensation on an after-tax basis. The total amount of pretax and after-tax salary reduction contributions may not exceed 100% of eligible compensation. The Company matches 50% of the first 6% of compensation each participant contributes to the Plan.

During 2007 and 2006, certain “highly compensated” employees made contributions to the Plan in excess of the contribution limitations of the IRC. The aggregate amount of such excess contributions as of December 31, 2007 and 2006 was recorded as excess contributions due to participants and was refunded to the participants in 2008 and 2007, respectively.

Participant Accounts
Participant accounts are maintained by the Trustee. Each participant’s retirement savings account reflects the participant’s contributions, the Company’s matching contributions with respect to such participant and investment earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting
Participants are immediately vested in their voluntary and the Company’s matching contributions.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Withdrawals
Participants are entitled to withdraw all or a portion of their account balances upon attainment of age 59-1/2, or any time thereafter. Participants may withdraw account balances prior to age 59-1/2 subject to IRC penalties and only in the event of extreme economic hardship or termination of employment.

Participant Loans
A participant may borrow any amount from $1,000 to $50,000 provided the loan does not exceed one-half of the participant’s account balance. Each loan will bear interest at a rate not to exceed the prime interest rate plus one percent in effect on the date the loan is approved. There were $1,948,111 and $1,520,697 of loans receivable from participants at December 31, 2007 and 2006, respectively. Participant loans outstanding at December 31, 2007 are due January 2008 through January 2013 with interest rates ranging from 4.00% to 8.25%.

Termination of the Plan
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of a termination, participant account balances shall be paid in accordance with the provisions of the Plan.

Investment Options
A participant may direct employee and employer contributions to any of the investment options offered by the Plan, which are subject to change. In November 2005, the Plan discontinued the common stock of the Company’s parent, Krispy Kreme Doughnuts, Inc., (“KKDI Stock”) as an investment option for both new contributions and for balance transfers from other investment options.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan prepares its financial statements on the accrual basis of accounting which recognizes investment income when earned and expenses when incurred.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statement of net assets available for plan benefits presents the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from its fair value to contract value relating to the investment contracts. The statement of changes in net assets available for plan benefits is prepared on a contract value basis. These requirements are effective for financial statements issued for periods ending after December 15, 2006. The effect of adopting the FSP had no impact on total net assets available for plan benefits which historically have been presented at contract value.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Cash and Cash Equivalents
The Plan considers cash on hand, deposits in banks and all highly liquid debt instruments with a maturity of three months or less at date of acquisition to be cash and cash equivalents.

Valuation of Investments
The Plan’s investments are stated at fair value. Mutual funds are valued at the net asset value of the shares which are determined by quoted market prices. The value of the KKDI Stock is determined by quoted market prices. Participant loans receivable are valued at cost which approximates fair value. The Plan’s interest in a collective trust (the Federated Capital Preservation Fund) is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

In accordance with the policy of stating investments at fair value, the net appreciation or depreciation in fair value of investments for the year is reflected in the statement of changes in net assets available for plan benefits and includes both realized gains or losses and changes in unrealized appreciation or depreciation on those investments.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and the reported amount of changes in net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Expenses of the Plan
Fees paid to the Trustee in connection with the administration of the Plan are paid from the Plan’s assets. All other administrative costs associated with the Plan are paid by the Company.

Payment of Benefits
Benefit payments are recorded when paid.

Risk and Uncertainties

The Plan has underlying investments that are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Concentration of Credit Risk
Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments which potentially subject the Plan to concentration of credit risk consist principally of mutual funds, the money market fund, and common stock investments.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurement” (“FAS 157”). FAS 157 defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of FAS 157 to have a material effect on the Plan’s net assets available for plan benefits or statement of changes in net assets available for plan benefits; however, the Company is evaluating the impact on the Plan’s financial statement disclosures.

3.	Investments

The Plan’s investments are held by the Trustee. The following table summarizes Plan investments individually representing 5% or more of the Plan’s net assets available for plan benefits at one or both year ends:

	2007	2006
Federated Capital Preservation Fund	$10,565,175	$8,791,062
AIM International Growth Fund	1,682,123	$1,020,775
Oakmark Equity and Income Fund	1,660,155	1,346,383
Vanguard 500 Index Fund	1,563,263	1,788,287
BB&T Intermediate U.S. Government Bond Fund	1,472,367	1,339,046
AIM Constellation Fund	1,375,768	1,314,545
Oppenheimer Main Street Small Cap Fund	1,125,724	1,277,803

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Mutual funds	$(170,231)	$871,843
KKDI Stock	(2,498,283)	486,108
Total net appreciation (depreciation) in fair
value of investments	$(2,668,514)	$1,357,951

4.	Related Party Transactions

Transactions involving the Trustee qualify as party-in-interest transactions. The Trustee receives certain fees associated with the administration of the Plan. Fees paid directly by the Plan to the Trustee for management services and administration of the Plan totaled $82,731 and $55,083 for the years ended December 31, 2007 and 2006, respectively.

Additionally, the Trustee receives fees for managing certain funds in which the Plan invests and a portion of the fees paid to the managers of certain of the funds in which the Plan invests that are not managed by the Trustee. These investment management fees are reflected in the return earned on each fund.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Prior to November 2005, the Plan offered KKDI Stock as an investment option. Transactions in KKDI Stock qualify as party-in-interest transactions. As a result of the merger of the KSOP, which invested solely in KKDI Stock, into the Plan on June 1, 2007 as discussed in Notes 1 and 7, 405,552 shares of KKDI Stock were transferred to the Plan. The Plan held 372,837 and 77,790 shares of KKDI Stock at December 31, 2007 and 2006, respectively. The stock price was $3.16 and $11.10 per share at December 31, 2007 and 2006, respectively. During the Plan year ended December 31, 2007, 110,505 shares of KKDI Stock were sold or distributed by the Plan; no shares were purchased during the year as KKDI Stock was discontinued as an investment option in November 2005. Effective April 15, 2005, the Company appointed U.S. Trust, N.A. as the independent fiduciary with respect to the Plan’s investments in KKDI Stock. The Company pays the fees of U.S. Trust, N.A.

Included in Plan assets are shares of mutual funds sponsored by the Trustee that therefore qualify as party-in-interest transactions. At December 31, 2007 and 2006, mutual funds sponsored by the Trustee amounted to approximately $2,436,163 and $2,392,249, respectively. Total interest and dividends received on these investments for the years ended December 31, 2007 and December 31, 2006 were approximately $162,871 and $114,357, respectively. Net appreciation (depreciation) in the fair value of these investments for the years ended December 31, 2007 and December 31, 2006 was approximately $(107,452) and $79,381, respectively.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the corresponding amounts shown in the Plan’s Form 5500 as of December 31, 2007 and 2006.

	2007	2006
Net assets available for plan benefits per the financial statements	$28,768,219	$24,529,174
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	52,258	(84,383)

Net assets available for plan benefits per the Form 5500	$28,820,477	$24,444,791

The following is a reconciliation of investment income per the financial statements for the years ended December 31, 2007 and 2006 to the corresponding amounts shown in the Plan’s Form 5500.

	2007	2006
Total investment income per the financial statements	$(1,118,891)	$2,375,328
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	136,641	(84,383)

Total investment income per the Form 5500	$(982,250)	$2,290,945

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

6.	Tax Status of the Plan

The Company has received a favorable IRS determination letter dated August 25, 2005 with respect to the tax status of the Plan. The Company has requested an updated determination letter to give affect to certain amendments to the Plan. The IRS informed the Company that it has received the Company’s request for an updated determination letter but the IRS has not yet acted on such request. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Plan is also subject to rules and regulations promulgated by the Department of Labor (“DOL”) and the IRS. Failure to comply with the provisions of ERISA or the rules and regulations of the DOL and IRS could result in penalties to the Plan and for its sponsor.

7.	Settlement of Litigation

On March 16, 2005, the Company was served with a purported class action lawsuit filed in the United States District Court for the Middle District of North Carolina that asserted claims for breach of fiduciary duty under ERISA against the Company and certain of its current and former officers and employees. On May 15, 2006, the Company announced that a proposed settlement had been reached with respect to this matter and the United States District Court entered a final order approving the settlement on January 10, 2007.

The Company and the individual defendants denied any and all wrongdoing and paid no money in the settlement. The settlement included a one-time cash payment made to the settlement class by the Company’s insurer in the amount of $4,750,000. After reduction for expenses provided for in the settlement agreement, approximately $3,474,000 was paid to the Plan for allocation to members of the settlement class in the manner set forth in the settlement agreement. On June 1, 2007 the KSOP merged with and into the Plan as provided by the provisions of the litigation settlement agreement.

During the Plan year ended December 31, 2007, the Company’s parent settled a securities class action lawsuit and partially settled certain related shareholder derivative litigation. The Plan is among the members of the class participating in the settlement and received approximately $262,000 of the settlement proceeds in 2008.

SUPPLEMENTAL SCHEDULES

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Schedule H, line 4i Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,			Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Shares	Cost	value
Federated Capital Preservation Fund	Collective Investment Fund	1,051,292	**	$10,565,175
AIM International Growth Fund	Mutual Fund	52,517	**	1,682,123
Oakmark Equity and Income Fund	Mutual Fund	61,762	**	1,660,155
Vanguard 500 Index Fund	Mutual Fund	11,567	**	1,563,263
BB&T Intermediate U.S. Government Bond Fund *	Mutual Fund	145,204	**	1,472,367
AIM Constellation Fund	Mutual Fund	46,843	**	1,375,768
Fidelity Advisor Mid Cap Fund	Mutual Fund	57,626	**	1,361,118
Krispy Kreme Doughnuts, Inc.*	Common Stock	372,837	**	1,178,563
Oppenheimer Main Street Small Cap Fund	Mutual Fund	57,085	**	1,125,724
Royce Total Return Fund	Mutual Fund	74,135	**	958,569
BB&T Mid Cap Value Fund *	Mutual Fund	77,396	**	949,643
MFS Value Fund	Mutual Fund	29,818	**	791,072
T. Rowe Price Mid Cap Value Fund	Mutual Fund	29,950	**	672,687
American Funds Growth Fund of America	Mutual Fund	15,579	**	525,938
Vanguard Intermediate Term Treasury Fund	Mutual Fund	34,811	**	393,710
MFS Total Return Fund	Mutual Fund	23,284	**	354,841
Interest Bearing Cash	Cash Equivalents	14,652	**	14,652
Non-interest Bearing Cash	Cash	6,507	**	6,507
BB&T Short U.S. Government Income Fund *	Mutual Fund	54	**	516
Participant Loans	Participant Loans Due January 2008 -
	January 2013 (4.0% -8.25%)			1,948,111
				$28,600,502

*	Party in interest.
**	Cost has been omitted as investment is participant directed.

Krispy Kreme Doughnut Corporation Retirement Savings Plan
Schedule G, Financial Transaction Schedules
Part III - Nonexempt Transactions
December 31, 2007

	Relationship to Plan, Employer,	Description of Transactions Including Maturity Date,
Identity of Party Involved	or Other Party-In Interest	Rate of Interest, Collateral, Par or Maturity Value
Krispy Kreme Securities Litigation Claims Administrator	Employer	The employer payment of $262,098 is related to the securities class action litigation settlement. An application for individual exemption was submitted on March 14, 2008 and is pending before the Department of Labor.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Krispy Kreme Doughnut Corporation
Retirement Savings Plan

Date: June 30, 2008	/s/ Douglas R. Muir
Douglas R. Muir
Member of the Retirement
Savings Plan Committee